FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Companhia” or “CBD“), Brazil’s largest retail and distribution group, hereby announces to its shareholders and the market that it has entered into a strategic alliance with Cheftime, a pioneering Foodtech startup founded in 2015, that offers an online subscription service and sells individual gastronomic kits.

The agreement gives CBD the right to acquire a controlling interest in Cheftime within 18 months, which can be extended to up to 24 months. In that case, Cheftime will continue to be managed by its founder, Daniella Mello, who will continue to lead the company alongside CBD.

Additionally, as of today, an exclusive line of gastronomic kits (“Cheftime by Pão de Açúcar”) starts to be marketed, as result of a co-creation work developed in the last three months. As a pilot project, the products are available at the Pão de Açúcar store located on Teodoro Sampaio street, in the city of São Paulo, and at www.paodeacucar.com.br (initially available only at the zip codes (CEP) in the region covered by this unit).

The strategic alliance with Cheftime will enable CBD to: i) broaden the character of innovation and differentiate its brands; ii) consolidate the omnichannel experience of consumers in line with the Company’s digital transformation project; and iii) build closer relations with talents in the Foodtech segment.

“This partnership places us at the vanguard of the retail sector in Brazil, aligned with a strong global food retail movement in offering a complete food solution” said Peter Estermann, the CEO. “As of today, we have broadened the reach of our customers omnichannel experience, in physical store and e-commerce, with a value proposition in line with our digital transformation strategy, offering our clients practicality and convenience, through a pleasant and simple cooking experience,” Estermann added.

“The partnership with CBD is a tremendous opportunity to increase the visibility and availability of the Cheftime brand,” stated Daniella Mello, CEO and founder of Cheftime, who added that the agreement underscores the significance of the business model and the quality of the product. “CBD’s assets will give us the leverage to offer our clients the omnichannel experience and increasingly integrated services,” Mello concluded.

Rollout to other Pão de Açúcar and Minuto Pão de Açúcar stores is scheduled for the 1st quarter of 2019. All exclusive recipes of “Cheftime by Pão de Açúcar” will also include at least one ingredient of CBD’s private-label brands: Qualitá, Taeq and Casino.

All Cheftime gastronomic kits are produced using fresh, clean ingredients at the right quantity for people to prepare tasty, healthy and practical dishes. The recipes are signed off by professional chefs with step-by-step preparation instructions for the client. More information available at www.cheftime.com.br.

São Paulo, November 13, 2018.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 13, 2018	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.